Securities and Exchange
              Commission Washington,
              D.C. 20549

Schedule 13G

Under the Securities and Exchange Act
of 1934


Lithia Motors, Inc
Name of Issue

Common
Title of Class of Securities

536797103
Cusip number

Check the following  box if a fee is
being paid with this statement [ ]. (A
fee is not required only if the filing
person:  (1) has a previous statement
on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has  filed  no amendment
subsequent thereto  reporting
beneficial  ownership of five percent
or less of such class) (See Rule 13d-
7).

*The  remainder of this cover page
shall be filled out for a reporting
person's initial filing on this form
with respect to the subject class of
securities, and for any  subsequent
amendment  containing  information
which would alter the disclosure
provided in a prior cover page.

The information required in the
remainder of this cover page shall not
be deemed to be "filed" for the
purpose of Section 18 of the
Securities Exchange  Act of 1934
("Act") or otherwise subject to the
liabilities in that section of the Act
but  shall be  subject  to all other
provisions  of the Act (however,  see
the Notes).

Cusip Number: 536797103            13G

1.       Investment Advisers, Inc.
2.       Check the appropriate box if
a member of
a group:(a) [   ](b) [   ]
3.       SEC Use only
4.       Citizenship or place of
organization:
Delaware
5.Sole voting power: 170,800
6.Shared voting power: 5,300
7.Sole Dispositive power: 170,800
8.Shared dispositive power:5,300
9.Aggregate amount beneficially
owned by each reporting person:
176,100
10. Percent of class represented by
Row 9:  6.08%
11.      Type of Person Reporting*: IA
Item 1.  (a)      Name of Issuer:  Lithia Motors Inc
         (b)      Address of Issuer's
Principal Executive Offices:
360 East Jackson Street
Medford,  OR  97501
3
Item 2.  (a) Investment Advisors, Inc.
        (b)3700 First Bank Place,
Box 357, Minneapolis, MN 55440
        (c)      Delaware
        (d)      Title of Class of
Securities:  Common
   (e)      Cusip Number: 536797103


Item 3   (e)Investment Advisor
registered under Section 203 of the
Investment Advisors Act of 1940.

Item 4.
a)      Amount beneficially owned:
176,100
(b)      Percent of Class: 6.08%
(c)      Number of shares as to which
such person has:
(I)      Sole power to vote: 170,800
(ii)     Shared power to vote: 5,300
(iii) Sole power to dispose or direct
disposition of: 170,800
    (iv)Shared power to dispose or
direct disposition of: 5,300
Item 5.   If this statement is
being filed to report the fact that as
of the date hereof the reporting
person has ceased to be the beneficial
owner of more than five percent of the
class of securities, check the
following:  [     ]

Item 6. The shares  referred  to in
this filing are held by various
custodian  banks for various  clients
of Investment  Advisors,Inc. None of
the individual  clients or custodian
banks holds more than 5% or more of
the shares.

Item 7.         Not applicable.

Item 8.         Not applicable.

Item 9.         Not applicable.

Item 10.Certification

By signing below I certify  that,  to
the best of my knowledge  and belief,
the securities  referred to above were
acquired in the ordinary course of
business and were not  acquired for
the purpose of and do not have the
effect of changing or influencing  the
control  of the  issuer  of such
securities  and were not acquired in
connection with or as a participant in
any transaction  having such purposes
or effect.

After  reasonable  inquiry and to the
best of my knowledge and belief, I
certify that the infraction set forth
in this statement is true, complete
and correct.

Date: 1/30/98

/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance